EXHIBIT 99.1

Louisiana Insurer Expands Deep TMS™ Access for 1.9 Million Covered Lives

BURLINGTON, Mass. and JERUSALEM, Nov. 20, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that Blue Cross Blue Shield of Louisiana (BCBS of LA) has joined the growing list of payors reducing the patient eligibility requirements for transcranial magnetic stimulation (TMS) treatment from four failed medication trials to two.

BCBS of LA’s recent policy update aligns with the growing body of scientific evidence supporting the use of Deep TMS earlier in the treatment journey and underscores the insurer’s commitment to ensuring that patients have timely access to cutting-edge therapies. With 1.9 million covered lives, BCBS of LA provides coverage for more than 40% of Louisiana’s residents. This reduction in eligibility criteria signifies a progressive step forward in mental health care, emphasizing the importance of evidence-based treatments and acknowledging the evolving landscape of noninvasive neurostimulation.

“We applaud BCBS of LA’s dedication to advancing mental health coverage and facilitating improved outcomes for individuals grappling with mental health conditions,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Treatment-resistant depression patients often spend years of treatment and trials with limited relief, and this policy update will effectively reduce the barriers for these patients in gaining earlier access to our lifechanging technology.”

Antidepressant medication trials often require weeks or months to determine if they are benefiting patients struggling with depression, the main cause of disability worldwide. Thus, the BCBA of LA and other similar policy changes reducing prior medication failure requirements enable significantly quicker access to depression relief for many treatment-resistant patients.

In a recent post-marketing analysis of 1,753 subjects, Deep TMS was shown to reduce depression symptoms by 50% or greater in four out of five depression patients, and two out of three patients achieved remission.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
646-889-1200
britchie@lifesciadvisors.com

Media Contact:
Chris Boyer
844-386-7001 ext. 2
Chris.Boyer@BrainsWay.com